901 New York Avenue, NW Suite 300 East Washington, DC 20001	Direct Main Fax	202.524.8467 202.618.5000 202.618.5001

Via Edgar

  July 20, 2022

Tyler Howes

Alan Campbell

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vickers Vantage Corp. I

Amendment No. 1 to Registration Statement on Form S-4

Filed June 27, 2022

File No. 333-264941

Dear Mr. Howes and Mr. Campbell:

On behalf of our client, Vickers Vantage Corp. I, a Cayman Islands exempted company (the “Company”), we respond to the comments of the staff of the Office of Life Sciences of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 11, 2022 (the “Comment Letter”) with respect to Amendment No. 1 to the above-referenced Registration Statement on Form S-4 filed on June 27, 2022 (the “Amendment No. 1”).

Concurrent herewith, the Company has filed via EDGAR its Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain other updated information. In particular, Amendment No. 2 reflects the results of the Company’s extraordinary general meeting called for the purpose of amending its governing documents to extend the term in which it may complete its initial business combination. The extension was approved. In connection with the consideration of the extension proposal, the Company was required to permit public shareholders to redeem their shares. A total of 4,073,605 public shares were redeemed at $10.25 per share.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in Amendment No. 2. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in Amendment No. 2.

July 20, 2022 Page 2

Amendment No. 1 to Registration Statement on Form S-1

Questions and Answers About the Business Combination and the Meeting.

What are the possible sources and the extent of dilution that public shareholders who elect not to redeem their shares…; page 8

1.	We note your response to prior comment 4 and revised disclosure. Please revise your response to the newly-added question at the top of page 8 to include a discussion of potential sources of dilution from transactions that may be necessary to complete the Business Combination, such as the potential PIPE or the conversion of Scilex debt into equity securities, as discussed in your response to prior comment 40. To the extent any such dilutive transactions are completed prior to the effectiveness of the proxy statement/prospectus, please also revise the ownership table on page 8 to account for these additional equity issuances.

Response: The Company respectfully advises the Staff that the parties continue to evaluate the best means to address the net tangible assets requirement. The parties acknowledge the requirement that the dilution disclosure and other portions of the proxy statement/prospectus will need to be revised when a final decision has been made.

What are the U.S. federal income tax consequences of exercising my redemption rights?, page 13

2.	We note your response to prior comment 20 and reissue in part. Please revise your disclosure on page 13 to state that your discussion of tax consequences related to the Business Combination constitutes the opinion of counsel.

Response: As discussed with the Staff, the Company respectfully requests that the Staff reconsider this comment. The tax opinion to be given relates only to the U.S. federal income tax implications of the Domestication to U.S. Holders of Vickers securities; not the Business Combination. Moreover, the Company believes it would be contextually inaccurate to add the requested statement in the Q&A relating to the U.S. federal income tax consequences of exercising redemption rights. The Company has added a new Q&A on pages 12 through 13 discussing the U.S. federal income tax implications of the Domestication, which includes the requested statement.

Risk Factors

Risks Related to Scilex’s Intellectual Property, page 62

3.	Your disclosure on page 251 indicates that Scilex’s litigation expenses increased by $6.6 million during the year ended December 31, 2021 and that such increase was related to ZTlido patent infringement in which Scilex was the plaintiff. Please revise your disclosure in this section of the proxy statement/prospectus to discuss this increase in litigation expenses related to patent infringement. To the extent material, please also revise here and within Business to disclose the current status of these legal proceedings.

Response: The Company respectfully advises the Staff that the attribution of the litigation expense increase to the ZTlido patent infringement was incorrect. Instead, the increase was due to the pending Sanofi-Aventis & Hisamitsu Litigation and Former Employee Litigation described in the section titled “Business of Scilex – Legal Proceedings.” Pages 261 through 262 and 270 have been revised in accordance with the Staff’s comments.

July 20, 2022 Page 3

Activities taken by Vickers’s affiliates to purchase, directly or indirectly, Vickers Ordinary Shares…, page 104

4.	We note the statement that your affiliates may purchase shares and/or warrants with the purpose of voting them in favor of the Business Combination and that such purchases may be made at a premium purchase price. We further note your response to prior comment 40 indicating that you may enter into agreements with certain shareholders in which such shareholders agree not to redeem. Please explain how such purchases and activities would comply with the requirements of Rule 14e-5 under the Exchange Act. Consider the guidance provided by Tender Offer Rules and Schedules Compliance and Disclosure Interpretation Question 166.01 in your response.

Response: The Company hereby acknowledges the requirements set forth in Question 166.01 and Amendment No. 2 has been revised to delete the referenced Risk Factor. In the event the Company determines to enter into any agreements regarding non-redemption, it will comply with the referenced disclosure requirements and further understands that shares purchased in the open market by insiders cannot be voted in conjunction with the Business Combination.

Proposal 1 - The Business Combination Proposal

Background of the Business Combination, page 112

5.	We note your response to prior comment 16 and reissue in part. Please revise your discussion of the negotiation with Company X to specify which terms Vickers and Company X were unable to agree upon.

Response: Page 120 has been revised in accordance with the Staff’s comment.

6.	We note your response to prior 17 and reissue in part. Please quantify the initial valuation discussed with Scilex prior to your November 18, 2021 meeting, describe how Vickers arrived at this valuation and describe subsequent valuation adjustments leading to the final valuation as well as the reasons driving any such adjustments. Please also disclose the valuation proposed by Scilex in June/July 2021. Finally, please disclose Sorrento's valuation of Scilex in January 2021 and disclose the reasons why Vickers did not consider this valuation in its evaluation of the transaction.

Response: Pages 120 and 126 have been revised in accordance with the Staff’s comment to disclose the valuation proposed in June/July 2021 and the valuation proposed on November 18, 2021 as well as the rationale for the adjustments between the two. For the Staff’s information, the Company did not take into consideration the price paid by Sorrento in January 2021 for the 34,889,868 shares of Scilex common stock that it purchased as the Company did not deem it to be an appropriate indicator for the value of the entire entity. The purchase price for those shares was privately negotiated between a willing buyer and seller for a minority stake in a privately held company as compared to a transaction involving the entire company.

July 20, 2022 Page 4

Certain Scilex Projected Financial Information, page 120

7.	We note your response to prior comment 18 and reissue. Disclaimers in this section continue to caution readers not to rely on the projections in making decisions regarding the transaction. Please revise to remove the language indicating investors should not rely on your disclosure.

Response: Pages 129 through 130 have been revised in accordance with the Staff’s comment.

Proposal 1 – The Business Combination Proposal

Certain Scilex Projected Financial Information, page 120

8.	We note the expanded disclosures you provided in response to prior comment 19. We remind you that the level of detail provided for each of the two projections presented must be sufficient enough for an investor to understand the reasonableness of the assumptions underlying the projections as well as the inherent limitations on the reliability of projections in order to make informed investment decisions. Please further expand your disclosures to address each of the following areas.

•	Clarify if the date Redwood was commissioned to prepare the projections is also the date the projections were prepared as of and received by Scilex management.

•	Explain why SP-104 has been included in both projections that were prepared in 2021, given that Sorrento entered into the Aardvark Asset Purchase Agreement for SP-104 in April 2021 and was not acquired by Scilex from Sorrento until May 12, 2022.

•	Clarify how you concluded that a projection of revenues and the related expenses to Arrive at net income for 10 to 11 years is customary in the pharmaceutical industry for pipeline projects and what facts and circumstances specific to Scilex and the corresponding product candidates made it reasonable to project this far out.

July 20, 2022 Page 5

•	Explain how the Vickers Board considered and relied upon the projected financial information, particularly in light of the length of the projections and that the majority of the forecasted revenue is for unapproved product candidates. Please provide disclosure to address the fact your commercialized product did not meet revenue expectations under the Scilex Pharma Notes and explain how this impacts consideration of the projections.

•	For the Scilex Management Projections, explain your basis for assuming 100% regulatory approval for all of your product candidates and your basis for the assumed timeframe of regulatory approval and commercial launch. For SP-102, you note that commercialization is assumed to launch in early 2024; explain why you have included revenue prior to this launch. For each product candidate, identify the market and geographical regions for the revenue projections and the specific market growth rates and projected market rate penetrations for each product candidate. Explain how the market rate growth and market rate penetrations were determined. Explain the basis for assuming growth rates over such an extended period of time.

•	For the Redwood Projections, discuss material assumptions used to develop the projections, including when each projection assumes each product candidate will obtain regulatory approval by market, the length of time from approval to commercial availability, assumptions about market acceptance / penetration rates, market growth rates, the impact of competition, and any other factors or contingencies that would affect the projections. To the extent your projections are based on multiple scenarios, discuss that fact, identify the various scenarios used, and how each scenario was weighted. Considering the majority of the revenue projections are for unapproved product candidates that may not receive FDA approval, provide a discussion of the process undertaken to formulate these assumptions. Provide a more comprehensive discussion of the material assumptions used to determine projected cost of sales, operating expenses and other expenses. Address the appropriateness of referring to the last line item net income, as it does not appear to consider financing, foreign currency or taxes based on Scilex’s facts and circumstances as of the preparation date.

Response: Pages 126 through 129 have been revised in accordance with the Staff’s comment.

The Company respectfully requests that the Staff reconsider its comment in the fourth bullet point regarding the request for disclosure to address the fact that Scilex’s commercialized product did not meet revenue expectations under the Scilex Pharma Notes.  The revenue expectations under the Scilex Pharma Notes were developed in May 2018 by a stand-alone third party consultant that was engaged by the bondholders in connection with the offering of such notes.  Scilex management at the time risk-adjusted such third-party expectations to a level that it believed to be reasonable at the time given that the commercialized product had not yet been launched and there was no historical information available for such product.  In contrast, the Scilex Management Projections were prepared by management, more than two years after the launch of such product, with the benefit of historical financial information available for such product.  The Company does not believe that additional disclosure regarding revenue expectations set approximately four years ago by a third party would provide any additional insight to investors as to the reasonableness of the Scilex Projections prepared by current Scilex management more than two years after commercial launch.

July 20, 2022 Page 6

Further, with respect to the comment in the second sentence of the sixth bullet point regarding multiple forecast scenarios, the Company respectfully advises the Staff that multiple forecast scenarios were not prepared by (or at the direction of) Scilex and the absence of multiple forecast scenarios was noted in the prior amendment to the Registration Statement.

Business of Scilex

Material Agreements, page 223

9.	We note your disclosure that Scilex’s net profits for ZTlido and SP-103 have not exceeded five percent of net sales. Please revise your discussion of the Product Development Agreement to state, if true, that Itochu and Oishi currently have, or previously had, the right to terminate this agreement. To the extent that Itochu and Oishi currently have the right to terminate the Product Development Agreement, please revise the Summary of the Proxy Statement to disclose this information.

Response: Pages 19, 43 through 44, 64, 207, 237, F-72 through F-73 and F-93 have been revised in accordance with the Staff’s comment.

10.	We note your response to prior comment 23. However, we do not note any revised disclosure in the corresponding section describing the material terms of Scilex's acquisition of Semnur. Please revise or advise.

Response: Pages 239 through 240 have been revised in accordance with the Staff’s comment.

11.	Please revise your discussion of the Romeg License and Commercialization Agreement to provide a more defined royalty range that does not exceed ten percentage points.

Response: Pages 243 and F-99 have been revised in accordance with the Staff’s comment.

July 20, 2022 Page 7

Management’s Discussion and Analysis of Financial Condition Results of Operations of Scilex, page 245

12.	Please expand your disclosures to specifically note that no research and development expenses have been recognized in your historical financial statements for SP-104. Also consider disclosing the amount of research and development expenses incurred by Sorrento for SP-104.

Response: Page 266 has been revised in accordance with the Staff’s comment to expand the disclosures to specifically note that no research and development expenses have been recognized in Scilex’s historical financial statements for SP-104. Regarding research and development expenses incurred by Sorrento for SP-104, the Company respectfully advises the Staff that such expenses are not currently disclosed by Sorrento, and Scilex views any such expenses as analogous to the expenses incurred by a third-party from whom Scilex might in-license certain product and Scilex would not disclose such expenses of any such third party.

Unaudited Pro Forma Condensed Combined Financial Information

Note 1 – Description of the Business Combination, page 273

13.	We note the expanded disclosures you provided in response to prior comment 39, including your statement that the Specified Indebtedness Amount is $112 million as of the date of the proxy statement/prospectus and is the amount used to calculate the 138,758,675 shares to be transferred to Scilex common stockholders and optionholders.

However, your disclosures indicate that the amount is $69.4 million. Please revise your disclosures to address this difference here and elsewhere this information is disclosed in the Form S-4 (e.g., page 38 in the Risk Factors section) and revise the number of shares to be transferred at consummation of this transaction, as appropriate.

Response: Pages 21, 38, 136 and 293 have been revised in accordance with the Staff’s comment.

14.	We note that with Amendment No. 4 to the Indenture of the Scilex Pharma Notes, Scilex has the option to repurchase $41.4 million of the outstanding balance with the remaining $28 million forgiven and discharged on or before September 30, 2022. Please disclose Scilex’s intent with regards to this option and provide disclosures for the impact to the number of shares issued to Scilex’s common stockholders and optionholders. Please also include this information as a footnote to the table reflecting the Total Shares at the Closing on page 268 and throughout the Form S-4 where this information is provided.

Response: Pages 30 through 31, 38, 132 through 133, 275, 288 through 289, 293 through 294, 366 and F-98 have been revised in accordance with the Staff’s comment.

July 20, 2022 Page 8

Index to Financial Statements

Consolidated Statements of Stockholders Deficit, page F-78

15.	We note your disclosure on page F-75 that Sorrento provided a cash contribution of $23 million on March 30, 2022. However, we did not note such contribution included in this statement or as a financing cash flow in your Consolidated Statements of Cash Flows.

Please address this inconsistency.

Response: The Company respectfully advises the Staff that the $23 million cash contribution is an advance under Scilex’s note payable to Sorrento. Accordingly, the $23 million advance is included as a financing activity within the line item titled “Proceeds from related party note payable” in Scilex’s “Unaudited Consolidated Statements of Cash Flows” for the three months ended March 31, 2022 on page F-84 as well as within the total advances amount of $27.5 million made by Sorrento to Scilex under the note payable during the three months ended March 31, 2022 as disclosed in Note 11 titled “Related Party Transactions” on page F-96.

General

16.	We note that Maxim Group LLC was the underwriter for the initial public offering of the SPAC. We also note press reports that certain financial advisors are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from this institution about ceasing involvement in your transaction and how that may impact your deal or any deferred compensation owed to such company. In addition, identify the financial advisors who served Scilex, or any other financial advisor that served Vickers, in connection with the proposed transaction, and provide similar disclosure as applicable.

Response: The Company has not received any notification that Maxim Group LLC is seeking to end its involvement with this transaction. The Company did not engage any other financial advisor in connection with the transaction and Scilex has informed us that it did not engage any financial advisor in connection with the transaction.

Please do not hesitate to contact Joan Guilfoyle at (202) 524-8467 if you require additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

July 20, 2022 Page 9

cc:	Mitchell Nussbaum, Esq. Loeb & Loeb LLP

Joan Guilfoyle, Esq.
Loeb & Loeb LLP

Jeffrey Chi

Vickers Vantage Corp. I.

Chris Ho
Vickers Vantage Corp. I.

Mhamed Mengad
Vickers Vantage Corp. I.

Henry Ji, Ph.D.

Scilex Holding Company

Jaisim Shah,

Scilex Holding Company

Jeffrey Hartlin, Esq.
Paul Hastings LLP

Elizabeth Razzano, Esq.
Paul Hastings LLP